Exhibit 99.7

MAVERIX METALS ANNOUNCES EFFECTIVE DATE OF SHARE CONSOLIDATION

May 22, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) announces that, further to its press release on May 15, 2019, the consolidation of its common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Consolidation”) will be effected at 12:01 a.m. on Thursday, May 23, 2019. Maverix’s post-consolidation common shares will be posted for trading on the TSX Venture Exchange at the opening of trading on May 23, 2019, under the current symbol “MMX” and new CUSIP number 57776F405. The shareholders of Maverix authorized the consolidation of the common shares at the Annual General and Special Meeting held on May 14, 2019.

The 215,896,666 common shares issued and outstanding prior the consolidation have been consolidated to approximately 107,948,333 common shares. All fractional shares that would otherwise be received by a shareholder as a result of the consolidation have been rounded to the nearest whole number of shares. All outstanding stock options and warrants will be proportionately adjusted based on the consolidation ratio.

Registered shareholders that hold physical share certificates will receive a letter of transmittal requesting that they forward pre-consolidation common share certificates to Maverix’s transfer agent, TSX Trust, for exchange for new share certificates representing common shares on a post-consolidation basis.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                          info@maverixmetals.com

Website:               www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX- V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the completion of the consolidation of the Company’s common shares. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.